Exhibit 99.1

Prestige Capital

Finance, LLC

Financial Statements

December 31, 2019, 2018 and 2017

Prestige Capital Finance, LLC

Table of Contents

December 31, 2019, 2018 and 2017

Independent Auditors’ Report

To the Members of

Prestige Capital Finance, LLC

We have audited the accompanying financial statements of Prestige Capital Finance, LLC (the “Company”), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in equity, and cash flows for the years ended December 31, 2019, 2018 and 2017, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019, 2018 and 2017 in conformity with accounting principles generally accepted in the United States of America.

/s/ Mazars USA LLP

March 16, 2020

Prestige Capital Finance, LLC

(See Independent Auditors’ Report)

Balance Sheets

December 31, 2019 and 2018

	2019	2018
Assets
Current assets
Cash	$-	$-
Factored receivables, net	33,183,372	33,180,113
Notes receivable, current portion	64,068	197,446
Prepaid expense	58,210	48,960
Total current assets	33,305,650	33,426,519
Property and equipment, net	15,056	23,556
Other assets
Notes receivable, net of current portion	69,740	82,600
Other assets	30,215	96,324
Total other assets	99,955	178,924
Total assets	$33,420,661	$33,628,999
Liabilities and equity
Current liabilities
Line of credit	$18,503,118	$17,742,088
Current portion of term loan	142,860	142,860
Payable to customers	9,938,803	10,904,610
Accounts payable and accrued expenses	399,350	373,350
Accrued profit sharing bonuses	670,000	250,000
Income taxes payable	267,005	-
Total current liabilities	29,921,136	29,412,908
Non-current liabilities
Term loan, net of current portion	607,135	749,995
Deferred rent	67,144	76,570
Total non-current liabilities	674,279	826,565
Total liabilities	30,595,415	30,239,473
Commitments
Equity
Members' equity	2,825,246	-
Common stock, no par value	-	825,000
Additional paid-in capital	-	2,105,000
Retained earnings	-	459,526
Total equity	2,825,246	3,389,526
Total liabilities and equity	$33,420,661	$33,628,999

The accompanying notes are an integral part of these financial statements.

Prestige Capital Finance, LLC

(See Independent Auditors’ Report)

Statements of Income

Years Ended December 31, 2019, 2018 and 2017

	2019	2018	2017
Total invoices factored	$273,174,787	$296,060,545	$218,101,102

Revenue	$8,636,606	$7,315,077	$6,441,883

Operating expenses	4,993,971	5,236,304	4,780,121

Income from operations	3,642,635	2,078,773	1,661,762

Interest expense	799,280	748,725	534,901

Income before provision for income taxes	2,843,355	1,330,048	1,126,861

Provision for income taxes	838,885	3,495	1,500

Net income	$2,004,470	$1,326,553	$1,125,361

The accompanying notes are an integral part of these financial statements.

Prestige Capital Finance, LLC

(See Independent Auditors’ Report)

Statements of Changes in Equity

Years Ended December 31, 2019, 2018 and 2017

					Retained Earnings
						Earnings
					Earnings (Deficit)	Accumulated
					Accumulated	Without Benefit
	Common Stock			Additional	Under "S"	of "S" Corporation	Members'	Total
	Authorized	Issued	Amount	Paid-in Capital	Corporation Status	Status	Equity	Equity
Balance, January 1, 2017	200	100	$25,000	$2,105,000	$1,057,612	$-	$-	$3,187,612

Net income	-	-	-	-	1,125,361	-	-	1,125,361

Distributions	-	-	-	-	(350,000)	-	-	(350,000)

Balance, December 31, 2017	200	100	25,000	2,105,000	1,832,973	-	-	3,962,973

Issuance of shares to minority stockholders	-	25	800,000	-	-	-	-	800,000

Net income	-	-	-	-	1,326,553	-	-	1,326,553

Distributions	-	-	-	-	(2,700,000)	-	-	(2,700,000)

Balance, December 31, 2018	200	125	825,000	2,105,000	459,526	-	-	3,389,526

Net income	-	-	-	-	394,242	-	-	394,242

Distributions	-	-	-	-	(568,750)	-	-	(568,750)

Balance, February 8, 2019	200	125	$825,000	$2,105,000	$285,018	$-	$-	$3,215,018

The accompanying notes are an integral part of these financial statements.

Prestige Capital Finance, LLC

(See Independent Auditors’ Report)

Statements of Changes in Equity (Cont’d)

Years Ended December 31, 2019, 2018 and 2017

					Retained Earnings
						Earnings
					Earnings (Deficit)	Accumulated
					Accumulated	Without Benefit
	Common Stock			Additional	Under "S"	of "S" Corporation	Members'	Total
	Authorized	Issued	Amount	Paid-in Capital	Corporation Status	Status	Equity	Equity

Balance, February 9, 2019	200	125	$825,000	$2,105,000	$285,018	$-	$-	$3,215,018

Conversion from "S" Corp to "C" Corp	-	-	-	285,018	(285,018)	-	-	-

Net income	-	-	-	-	-	1,112,523	-	1,112,523

Distributions	-	-	-	-	-	(1,000,000)	-	(1,000,000)

Balance, August 30, 2019	200	125	825,000	2,390,018	-	112,523	-	3,327,541

Conversion from "C" Corp to LLC	(200)	(125)	(825,000)	(2,390,018)	-	-	3,215,018	-

Net income	-	-	-	-	-	-	497,705	497,705

Distributions	-	-	-	-	-	(112,523)	(887,477)	(1,000,000)

Balance, December 31, 2019	-	-	$-	$-	$-	$-	$2,825,246	$2,825,246

The accompanying notes are an integral part of these financial statements.

Prestige Capital Finance, LLC

(See Independent Auditors’ Report)

Statements of Cash Flows

Years Ended December 31, 2019, 2018 and 2017

	2019	2018	2017
Cash flows from operating activities
Net income	$2,004,470	$1,326,553	$1,125,361
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	8,500	9,500	9,117
Non-cash interest expense relating to deferred financing costs	55,753	27,222	13,369
Bad debt expense	150,000	258,075	215,900
Deferred rent	(9,426)	(14,326)	1,346
Deferred compensation	-	41,320	112,010
Increase (decrease) in cash attributable to changes in operating assets and liabilities:
Accounts and notes receivable	(7,021)	(4,423,459)	(4,914,280)
Prepaid expense	(9,250)	(15,390)	(10,251)
Other assets	10,356	51,900	12,383
Payable to customers	(965,807)	3,185,624	2,402,723
Accounts payable and accrued expenses	26,000	72,185	75,976
Accrued profit sharing bonus	420,000	(150,000)	400,000
Income tax payable	267,005	-	-
Net cash provided by (used in) operating activities	1,950,580	369,204	(556,346)
Cash flows from investing activities Purchase of property and equipment	-	(12,340)	-
Cash flows from financing activities
Net borrowings on line of credit	761,030	1,525,579	787,930
Proceeds from borrowing on term loan	-	1,000,000	-
Repayments on term loan	(142,860)	(107,145)	-
Deferred financing costs	-	(117,944)	-
Distributions	(2,568,750)	(2,700,000)	(350,000)
Net cash (used in) provided by financing activities	(1,950,580)	(399,510)	437,930
Net decrease in cash	-	(42,646)	(118,416)
Cash
Beginning	-	42,646	161,062
Ending	$-	$-	$42,646

Supplementary disclosure of cash flow information Cash paid during the year for:
Interest	$827,585	$696,954	$509,167
Income taxes	$571,880	$3,495	$1,500
Non-cash financing activities
Issuance of common stock to key executives (Note 9)	$-	$800,000	$-

The accompanying notes are an integral part of these financial statements.

Prestige Capital Finance, LLC

(See Independent Auditors’ Report)

Notes to Financial Statements

Years Ended December 31, 2019, 2018 and 2017

1.	Nature of Operations

Prestige Capital Finance, LLC (the "Company"), formerly Prestige Capital Corporation, formed October 31, 1985, is a factoring firm purchasing its clients' accounts receivable generally without recourse for 90 days, covering insolvency within the first 90 days.  The Company's revenue is based on the length of time that factored receivables are outstanding.

On February 8, 2019, Great Elm Capital Corp acquired 80% of the outstanding equity interest in the Company for approximately $7.4 million.  Effective August 30, 2019, the Company elected to be treated as a limited liability company (“LLC”) and changed its name from Prestige Capital Corporation to Prestige Capital Finance, LLC.

A member of a limited liability company is not liable for the debts, obligations, or other liabilities of a limited liability company for reason of being such a member.

2.	Summary of Significant Accounting Policies

Accounting and Reporting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and the general practices within the financial services industry.

Estimates and Risks

In preparing its financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ significantly from those estimates.

In the normal course of business, the Company encounters economic risks. Economic risk is comprised of interest rate risk and credit risk. Interest rate risk is the risk that unfavorable spreads may occur between the rates of interest earned by the Company on its receivables portfolio and the rate of interest incurred in borrowing funds in the market. Credit risk is the risk of default on the Company’s receivables portfolio that results from the debtors’ inability or unwillingness to make contractually required payments.

Factored Accounts Receivable and Allowance for Credit Losses

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, factored accounts receivable, and notes receivable.

Factored accounts receivable consists of purchased third party receivables (factored receivables). The Company's customers are in various industries located throughout the United States, Canada, and Puerto Rico. The Company occasionally limits its risk on certain customers by having other finance companies participate in factoring transactions.

The allowance for credit losses is based upon management’s review and evaluation of the portfolio. Criteria considered in the establishment of the allowance for credit losses include management’s evaluation of documentation received from the debtor, historical loss experience, past due status and other factors. The Company considers an underlying receivable that has not been collected in accordance with its payment terms to be past due. The allowance for credit losses is maintained at a level which, in management’s judgment, is sufficient to absorb losses inherent in the portfolio, although actual losses may vary from the current estimates. If at any time the Company determines it is not likely to recover a receivable in full, it is appropriately written down against the allowance, if any, and its carrying value is reduced to its estimated fair value. Based on the

Prestige Capital Finance, LLC

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historical collection percentages on these receivables, it is management’s belief that the risk of loss is limited. Factoring facilities are structured to provide adequate collateral in the event of a customer default.   Management defines non-performing factored receivables as assets that are not generating income or fail to meet agreed upon payment arrangements.

Cash

The Company maintains its cash balances in a financial institution located in the northeastern United States.  Balances may exceed federally insured limits from time to time.

Depreciation and Amortization

Depreciation and amortization is provided over the estimated useful lives of the related assets as follows:

Furniture and fixtures	5 to 7 Years	Straight-line
Computers and software	3 to 5 Years	Straight-line

Notes Receivable

Notes receivable consist primarily of amounts due to the Company where the source of payment is expected to be from legal proceedings or other collection efforts instituted against a debtor, guarantors and/or other third parties. Notes receivable are stated at a value estimated by management based on management’s assessment of the likelihood of collection. Write-downs, if any, at the time of reclassification are charged against the allowance for credit losses.

The costs of carrying and collecting notes receivable are generally expensed to operations during the period in which they are incurred.  Realization is subject to significant uncertainty due to legal and other collection processes and contingencies over which the Company does not have exclusive control. Accordingly, the amounts which the Company ultimately receives in payment of notes receivable could differ from management’s estimates. Amounts collected in excess of the receivables are recorded as recoveries.

Deferred Finance Costs

The Company records deferred finance costs in connection with costs of obtaining financing. These costs are amortized on the straight-line method over the life of the debt term.

Revenue Recognition

Revenue is recognized as it is contractually earned, which approximates the effective yield method.

Advertising

The Company expenses the cost of advertising as incurred. Advertising costs charged to operations for the years ended December 31, 2019, 2018 and 2017 were $92,404, $90,657 and $56,212, respectively.

Income Taxes

The Company, with the consent of its stockholders, previously elected to be treated as an "S" Corporation under certain provisions of the Internal Revenue Code. Effective February 8, 2019, upon the acquisition of shares by Great Elm Capital Corporation, the Company was treated as a “C” Corporation for Federal and state income tax purposes.  Effective August 30, 2019, the Company converted to a limited liability company (“LLC”), and its taxable income or loss is reflected on the member’s individual income tax returns.

The Company used the asset and liability method to calculate deferred tax assets and liabilities.  Deferred taxes are calculated based on the difference between financial reporting and income tax basis of assets and liabilities using the enacted Federal and state tax rates.  Valuation allowances are provided if based on the weight of the available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.  The Company files income tax returns in the U.S. Federal jurisdiction and State of New Jersey.  The Company is no longer subject to U.S. Federal and state income tax examinations by tax authorities for years before 2016.

Prestige Capital Finance, LLC

(See Independent Auditors’ Report)

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform to the current year’s presentation.

Subsequent Events

The Company has evaluated subsequent events through March 16, 2020, the date these financial statements were available for issuance.

3.	Factoring Receivables, Net of Participation and Allowances

The factoring portfolio consists of the following at December 31,:

	2019	2018
Factored receivables - gross	$42,348,776	$48,808,105
Less participation	(9,040,404)	(15,502,992)

	$33,308,372	$33,305,113

Changes in the allowance for credit losses were as follows for the years ended December 31,:

	2019	2018
Balance, beginning of year	$125,000	$125,000
Provision for credit losses	150,000	258,075
Receivables charged off	(150,000)	(258,075)
Recoveries	-	-
	$125,000	$125,000

See Note 2 to the financial statements, which describes the nature of the portfolios, their collection and income recognition processes, and the methodology used to assess the adequacy of the allowance.

The following table provides a summary of the factoring portfolio by its performance status and by type as of December 31,:

	Performing		Non-Performing		Total
	2019	2018	2019	2018	2019	2018
Factored accounts receivable	$30,709,245	$32,785,929	$2,599,127	$519,184	$33,308,372	$33,305,113

The following table shows the aging as of:

	Days Past Due
	Current	31-60	61-90	90+	Total
December 31. 2019
Factored accounts receivable	$11,714,862	$11,166,623	$9,706,977	$719,910	$33,308,372

December 31. 2018
Factored accounts receivable	$9,752,106	$19,065,480	$4,376,426	$111,101	$33,305,113

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4.	Notes Receivable

Notes receivable consists of the following at December 31,:

	2019	2018
During 2019, the Company entered into a notes receivable agreement with a customer to settle an outstanding finance receivable.	$19,942	$-

During 2018, the Company entered into a notes receivable agreement with a customer to settle an outstanding finance receivable. The Company is due monthly principal and interest payments of approximately $1,000 with the unpaid balance due in July 2032.	78,740	91,600

During 2018, the Company entered into a notes receivable agreement with a customer to settle an outstanding finance receivable. In accordance with the terms of the agreement, the Company is due quarterly principal and interest payments of $15,000 commencing August 31, 2018.	35,126	90,946

During 2018, the Company entered into a purchase agreement with a customer to settle an outstanding finance receivable. The outstanding balance was repaid in March 2019.	-	97,500
	133,808	280,046

Less current portion	64,068	197,446

	$69,740	$82,600

5.	Property and Equipment

Property and equipment consists of the following as of December 31,:

	2019	2018
Furniture and fixtures	$129,652	$129,652
Computer and software	151,847	151,847
	281,499	281,499
Less accumulated depreciation	266,443	257,943
	$15,056	$23,556

Depreciation expense for the years ended December 31, 2019, 2018 and 2017 was $8,500, $9,500 and $9,117, respectively.

6.	Line of Credit and Term Loan

The Company has a line of credit agreement with a bank which consists of a revolving line of credit with maximum available of $25,000,000, based on a borrowing base formula and a term loan of $1,000,000. The credit agreement was amended during February and August 2019, to revise certain terms and extend the maturity date.  The revolving line of credit bears interest per annum equal to the sum of LIBOR quoted on a daily basis for thirty (30) day interest period plus two and one-half percent (2.50%). The revolving line of credit expires in February 2022. Outstanding borrowings on the revolving line of credit as of December 31, 2019 and 2018 was $18,503,118 and $17,742,088, respectively. At December 31, 2019, available future borrowings approximated $4,934,000.

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The term loan bears interest per annum equal to the sum of LIBOR quoted on a daily basis for a thirty (30) day interest period plus for and one-half percent (4.50%). The term loan payable in thirty-five (35) consecutive monthly payments in the amount of $11,905, beginning in April 2018, with the final payment of any unpaid principal and interest in February 2022. The outstanding balance as of December 31, 2019 and 2018 was $749,995 and 892,855, respectively. Future annual maturities of the term loan at December 31, 2019 are as follows:

Years Ending December 31,

2020	$142,860
2021	607,135

The agreement contains certain financial covenants with respect to minimum profit and certain financial ratios with respect to interest coverage, debt-service coverage and leverage.

7.	Payable to Customers

Payable to customers represents the liability for amounts due to customers for receivables purchased net of advances made against those receivables to customers, and net of fee income owed to the Company. Amounts payable to customers were $9,938,803 and $10,904,610 at December 31, 2019 and 2018, respectively.

8.	Employee Benefit Plan

The Company maintains a 401(k) defined contribution plan (the “Plan”) for all eligible employees which provides for matching contributions by the Company of 100% of the first 6% contributed by employees, subject to statutory limits. The Plan also provides for an additional profit sharing contribution of up to 4% at the Company's discretion. The Company made contributions to the Plan of $148,923, $156,243, and $152,681 for the years ended December 31, 2019, 2018 and 2017, respectively.

9.	Deferred Compensation Plan and Equity

The Company had a deferred compensation plan for two key employees. The deferred compensation plan was terminated on February 14, 2018.  At the date of termination, the liability associated with the plan was $758,680 and was recorded as key executive salary expense. In connection with the termination of the deferred compensation plan, the Company issued twenty-five (25) shares of common stock to the two key executives with a fair value of $800,000, which was recorded as key executive salary expense. In addition, the Company granted these two executive restricted stock units 17.90 shares of common stock. In connection with the sale of the majority of the Company on February 8, 2019, the restricted stock units were cancelled.

In October 2019, the Company formed the Prestige Capital Finance, LLC Phantom Equity Plan (the “Plan”) and reserved 10% of membership units for issuance under the Plan. During the year ended December 31, 2019, the Company granted 2% of the membership units to one employee. The units are held in care of the employee by the Company until a change in control as defined in the grant agreement. The units vest one fourth annually on the anniversary of the grant date. The units immediately vest upon a change in control.

The Company has a profit sharing bonus program for the officers of the Company, which is determined by the earnings of the Company, as defined. Profit sharing bonuses for the years ended December 31, 2019, 2018 and 2017 totaled $670,000, $442,680 and $400,000, respectively.

10.	Commitments

Leases

The Company leases office space, vehicles and equipment under non-cancelable operating leases expiring

Prestige Capital Finance, LLC

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through December 2024. Rent expense for financial reporting purposes is recognized on a straight-line basis over the term of the lease. The difference between the rent actually paid and the rent expense recorded in the financial statement is recorded as deferred rent.

Future annual minimum lease payments under non-cancelable operating leases subsequent to December 31, 2019 are as follows:

Years Ending		Vehicles and
December 31,	Office Space	Equipment	Totals
2020	$182,727	$12,984	$195,711
2021	219,272	12,984	232,256
2022	219,272	7,783	227,055
2023	219,272	2,373	221,645
2024	219,272	-	219,272

	$1,059,815	$36,124	$1,095,939

Rent expense for office space for the years ended December 31, 2019, 2018 and 2017 was $199,315, $187,739 and $218,862, respectively.  Rent expense is inclusive of a deferred rent credit of $9,426 and $14,326 for the years ended December 31, 2019 and 2018, respectively, and a deferred rent expense of $1,346 for the year ended December 31, 2017. Lease expense for vehicles and equipment for the years ended December 31, 2019, 2018 and 2017 was $16,058, $25,023 and $25,145, respectively.

Legal

The Company is a party to various legal matters arising in the normal course of business. It is the opinion of management that the disposition of these matters will not be significant.

11.	Income Taxes

The components of the income tax provision are as follows for the years ended December 31,:

	2019	2018	2017
Current:
Federal	$517,060	$-	$-
State and local	321,825	3,495	1,500
Provision for income taxes	$838,885	$3,495	$1,500

On February 8, 2019, upon the acquisition of shares by Great Elm Capital Corporation, the Company was treated as a “C” Corporation for Federal and state income taxes.  Effective August 30, 2019, the Company made an election to be treated as a limited liability for Federal and state income taxes.

For the years ended December 31, 2018 and 2017, the Company was treated as an “S” Corporation under certain provisions of the Internal Revenue Code and New Jersey State tax law.  In general, taxable income or loss of an “S” Corporation is allocated to its stockholders for inclusion in their personal income tax return.  At December 31, 2018 and 2017, the Company remained subject to New Jersey State corporation minimum income tax.

In assessing the realizability of deferred tax assets, management considered wither it was more likely than not that some portion or all deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.  As of December 31, 2019, the Company has not recorded deferred taxes due to the election to be treated as a limited liability

Prestige Capital Finance, LLC

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company as of August 30, 2019.

12.	Concentrations

Accounts receivable purchased from two of the Company’s customers at December 31, 2019 and 2018 approximated $126,000,000 and $113,000,000, representing approximately 46% and 38%, respectively, of total invoices factored during the year.

Revenues from two customers approximated $4,687,000 or 51% of total revenues for the year ended December 31, 2019. Revenues from one customer approximated $1,930,000, and $1,000,000, representing approximately 26%, and 15% of total revenues for the years ended December 31, 2018 and 2017, respectively.

Accounts receivable balances from two of the Company’s customers at December 31, 2019 approximated $19,427,000, representing 45% of accounts receivable, net of participations and are comprised of 94 individual debtors.  Accounts receivable balances from three customers at December 31, 2018 approximated $10,300,000, representing 31% of accounts receivable, net of participations and are comprised of 11 individual debtors.